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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August, 2011

Commission File Number: 001-33900

DESWELL INDUSTRIES, INC.

(Translation of registrant’s name into English)

17B, Edificio Comercial Rodrigues

599 Avenida da Praia Grande, Macao

Special Administrative Region, PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

17B, Edificio Comercial Rodrigues

599 Avenida da Praia Grande

Macao, SAR, PRC

To the shareholders of Deswell Industries, Inc.:

The annual meeting of the shareholders of Deswell Industries, Inc. (“Deswell” or the “Company”) will be held at the Sutton Room of the Four Seasons Hotel, 57 East 57th Street, New York City, New York, USA on September 22, 2011 at 3:00 p.m. local time for the following purposes:

1.	To elect five members of the Board of Directors to serve for the ensuing year;

2.	To ratify the selection of BDO Limited as the independent registered public accountants of the Company for the year ending March 31, 2012; and

3.	To consider and act upon such other business as may properly come before the annual meeting or any adjournments thereof.

Only holders of common shares, no par value per share (the “Common Shares”), of record at the close of business on August 4, 2011 (the “Record Date”) will be entitled to vote at the annual meeting. Regardless of your plans to attend or not attend the annual meeting, please complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the annual meeting.

By order of the Board of Directors

Chin Pang Li
Secretary

Dated: August 22, 2011

Macao, SAR, PRC

17B, Edificio Comercial Rodrigues

599 Avenida da Praia Grande

Macao, SAR, PRC

Annual meeting at 3:00 p.m. local time on September 22, 2011

Your proxy is solicited on behalf of the Board of Directors of Deswell Industries, Inc. (“Deswell” or the “Company”) for use at the Annual Meeting of Shareholders to be held at the Sutton Room of the Four Seasons Hotel, 57 East 57th Street, New York City, New York, USA on September 22, 2011 at 3:00 p.m. local time. If a proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If executed and returned but no direction is given, the shares will be voted FOR the election of each of the five (5) nominees for directors named in this proxy statement and FOR the approval of BDO Limited as the Company’s independent registered public accountants for the year ending March 31, 2012. A proxy given by a shareholder may be revoked at any time before it is exercised by notifying the Secretary of the Company in writing of such revocation, by giving another proxy bearing a later date or by voting in person at the annual meeting.

The cost of this solicitation of proxies will be borne by the Company. The Company may engage Georgeson, Inc. (“Georgeson”) as proxy solicitor to solicit proxies in an effort to assure the presence of a quorum at the Meeting. If it does engage Georgeson, Deswell anticipates that Georgeson’s fee will not exceed $7,000 plus reasonable expenses and that the Company will indemnify and hold Georgeson harmless against certain liabilities or claims that may arise in connection with its solicitation services. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of common shares of the Company.

This proxy statement is being mailed on or about August 22, 2011 to all holders of common shares of record at the close of business on August 4, 2011.

The Company’s Annual Report on Form 20-F for the year ended March 31, 2011, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”) is available without charge from the Company by written request addressed to the attention of Mr. Herman Wong as follows:

Email:	Fax:	Mail:

hermanwong@jetcrown.net	853-28-323265	Deswell Industries, Inc. 17B, Edificio Comercial Rodrigues 599 Avenida da Praia Grande Macao, SAR, PRC

The Company’s Annual Report on Form 20-F has been posted on, and is available from, Deswell’s website at http://www.deswell.com/invest.html by selecting “Form 20-F.” The Company’s Annual Report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC’s website at http://www.sec.gov.

The Company will satisfy the delivery requirements for proxy and information statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement or information statement to those shareholders in order to reduce the amount of duplicate information that shareholders receive and to lower printing and mailing costs. Additional copies may be obtained, without charge, by contacting via mail, telephone or e-mail either the Company’s

Investor Relations Representative:	or	Transfer Agent and Registrar:

Institutional Marketing Services 51 Locust Avenue, Ste. 204 New Canaan, CT 06840 Phone 203.972.9200 E-mail: jnesbett@institutionalms.com		Computershare Investor Services 330 N. Brand Blvd. Suite 701 Glendale CA 91203-2149 Phone: 818.254.3160 E-Mail: Jim.Hunter@computershare.com

In addition, proxy materials for Deswell’s 2011 Annual Meeting may be accessed and downloaded from the website maintained by Computershare at http://www.edocumentview.com/DSWL.

QUESTIONS AND ANSWERS RELATING TO THE 2011 ANNUAL

MEETING

Why did I receive these materials?

Our shareholders as of the close of business on August 4, 2011, which we refer to as the “Record Date,” are entitled to vote at our annual meeting of shareholders, which will be held this year on September 22, 2011. As a shareholder, you are invited to attend the annual meeting and are requested to vote on the items of business (the “Proposals”) described in this proxy statement. We are required to distribute these proxy materials to all shareholders as of the Record Date. This proxy statement provides notice of the annual meeting of shareholders and includes information about the Proposals. The accompanying proxy card enables shareholders to vote on the matters without having to attend the annual meeting in person.

What is a proxy?

A proxy is your legal designation of another person (the “proxy”) to vote on your behalf. By completing and returning the enclosed proxy card, you are giving the Company’s Chairman of the Board and/or Chief Executive Officer and/or Chief Financial Officer the authority to vote your shares in the manner you indicate on your proxy card.

Why did I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this proxy statement, multiple proxy cards or multiple voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. If you hold some of your shares in a brokerage account and other shares in your own name, you will receive a voting instruction card from your broker for the shares the broker holds for you and a proxy card for the shares you hold in your own name. You will receive multiple proxy cards if you hold your shares in different ways (e.g., joint tenancy, trusts, and custodial accounts) or in multiple accounts.

If your shares are held by a broker, bank, trustee or other nominee (i.e., in “street name”), you will receive your proxy card or other voting information from your broker, bank, trustee or other nominee, and you should return your proxy card or cards to your broker, bank, trustee or other nominee.

Please complete, sign, date and return each proxy card and/or voting instruction card that you receive.

What is the difference between a “stockholder of record” and a “street name” holder?

These terms describe how your shares are held. If your shares are registered directly in your name with Computershare Investor Services (“Computershare”), the Company’s transfer agent, you are a “stockholder of record.” If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a “street name” holder.

How many shares must be present or represented to conduct business at the annual meeting?

The presence at the annual meeting, in person or by proxy, of the holders of not less than thirty-three and one-third percent (33 1/3%) of the aggregate number of the Company’s common shares outstanding on the Record Date will constitute a quorum, permitting the conduct of business at the annual meeting. Based on 16,196,810 shares, which is the number of our common shares outstanding on August 4, 2011, the presence of holders representing at least 5,398,937 of our common shares will be required to establish a quorum for the annual meeting.

Proxies received but marked as abstentions, votes withheld and broker non-votes will be included in the calculation of the number of votes considered present at the annual meeting for purposes of establishing the presence of a quorum.

Who is entitled to vote at the annual meeting?

Only shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to participate in, the annual meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the annual meeting, or any postponements or adjournments of the annual meeting.

Who can attend the annual meeting?

All shareholders of record as of the close of business on August 4, 2011 may attend the annual meeting. However, seating is limited and will be on a first arrival basis.

To attend the annual meeting, please follow these instructions:

•	If you are a shareholder of record, bring proof of ownership of Deswell shares and a form of identification; or

•	If a broker or other nominee holds your shares, bring proof of ownership of Deswell shares through such broker or nominee and a form of identification.

Who will serve as Chairman of the annual meeting?

Under our Articles of Association, the Chairman of the Board of Directors serves as Chairman of our meetings of shareholders unless he is not present at the meeting, in which case our Chief Executive Officer serves as Chairman of the shareholders meeting. The “Articles of Association” of a business company like Deswell organized under the laws of the British Virgin Islands are comparable to a U.S. company’s bylaws. As Mr. Richard Pui Hon Lau, our Chairman, is not expected to be in attendance at our 2011 annual meeting, Mr. Franki Shing Fung Tse, Deswell’s Chief Executive Officer, will serve as Chairman at our 2011 annual meeting of shareholders.

How can I vote my shares in person at the annual meeting?

Shares held in your name as the shareholder of record may be voted by you in person at the annual meeting. Shares held by you beneficially in “street name” through a broker, bank or other nominee may be voted by you in person at the annual meeting only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares giving you the right to vote the shares.

How can I vote my shares without attending the annual meeting?

Whether you hold shares directly as the shareholder of record or beneficially in “street name,” you may direct how your shares are voted without attending the annual meeting. If you are a shareholder of record (that is, if your shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it and it will be voted as you direct. A pre-addressed envelope is included for your use and is postage paid if mailed in the United States. If you are a shareholder of record and attend the annual meeting, you may deliver your completed proxy card in person. If you hold shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank or other nominee.

Can I vote by telephone or electronically?

If you are a shareholder of record, you may vote by telephone, or electronically through the Internet, by following the instructions included in your proxy card. If your shares are held in “street name,” please check your proxy card or voting instructions received from your broker, bank or other nominee or contact your broker, bank or other nominee to determine whether you will be able to vote by telephone or electronically and the deadline for such voting.

Can I change my vote after I return my proxy card?

Yes. If you are a shareholder of record, you may revoke or change your vote at any time before the proxy is exercised by delivering to our Secretary at the address shown at the beginning of this proxy statement a notice of revocation, or by signing a proxy card bearing a later date or by attending the annual meeting and voting in person.

For shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the annual meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the annual meeting in person and so request, although attendance at the annual meeting will not by itself revoke a previously granted proxy.

How many votes do I have?

You will be entitled to one vote for each common share of Deswell that you own as of the Record Date. As of the Record Date, we had 16,196,810 shares outstanding and eligible to vote.

Who counts the votes?

Votes will be counted and certified by the Inspector of Election, who will be an employee of Institutional Marketing Services, our investment relations firm that will be attending the annual meeting in person. If you are a shareholder of record, your signed proxy card is returned directly to Computershare for tabulation. If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will return one proxy card to Computershare on behalf of its clients. Computershare will then report its tabulations of votes to our Inspector of Election, who will add them to the results of voting by shareholders attending the annual meeting in person.

What are the Board of Director’s recommendations on the Proposals to be considered at the annual meeting?

The Board of Directors’ recommendations are set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends FOR the election of directors named in this proxy statement and FOR the ratification of the selection of BDO Limited as Deswell’s independent registered public accountants for the year ending March 31, 2012.

Will shareholders be asked to vote on any other matters?

To the knowledge of the Company and its management, shareholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the annual meeting, the persons named as proxies for shareholders will vote on those matters in the manner they consider appropriate.

What vote is required to approve each Proposal?

If a quorum is present at the annual meeting:

•	Election of Directors (Proposal 1).

The affirmative vote of a plurality of the votes cast at the annual meeting is required for the election of directors (Proposal 1). A properly executed proxy marked “WITHHOLD” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although the votes represented by the proxy will be considered present at the annual meeting for purposes of determining whether there is a quorum.

•	Ratification of selection of BDO Limited as Deswell’s independent registered public accountants for the fiscal year ending March 31, 2012 (Proposal 2)

The affirmative vote of majority of the votes cast in person or represented by proxy and entitled to vote on Proposal 2 is required for approval. Abstentions on this Proposal will have the same effect as a negative vote on the Proposal but the votes represented by the proxy will be considered present at the annual meeting for purposes of determining whether there is a quorum.

How are votes counted?

In the election of directors (Proposal 1), you may vote “FOR” all or some of the nominees or your vote may be marked “WITHHOLD” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.

For Proposal 2, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you hold your shares in “street name” through a broker, bank or other nominee rather than directly in your own name, then your broker, bank or other nominee is considered the shareholder of record, and you are considered the beneficial owner of your shares. We have supplied copies of our proxy statement to the broker, bank or other nominee holding your shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares at the annual meeting. The broker, bank or other nominee that is the shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. Broker non-votes are counted in determining whether a quorum is present. However, in tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered present and entitled to vote on that proposal.

If a quorum is present at the annual meeting, the five individuals receiving the highest number of votes will be elected to serve as directors. As a result, broker non-votes, will not affect the outcome of the voting on the election of directors (Proposal 1).

Similarly, if a quorum is present at the annual meeting, the ratification of the appointment of our independent auditors (Proposal 2) requires the affirmative vote of a majority of our shares present in person or represented by proxy at the annual meeting and entitled to vote on the proposals.

Because of certain rules of the New York Stock Exchange, and their interpretation, which govern when brokers may or may not vote their brokerage clients’ voting securities in the absence of instructions from the beneficial owners, brokers may not vote on Proposal 1 or 2 without receiving instructions from the beneficial owners. If brokers neither receive instructions from the beneficial owners nor vote on any of the Proposals, but nevertheless return signed proxies without voting, a broker non-vote on Proposals 1 and 2 would occur. That broker non-vote would count for purposes of determining the presence of a quorum at the annual meeting, but would not be voted on either Proposal 1 or Proposal 2.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company’s directors are elected annually to serve until the next annual general meeting of shareholders and until their successors are qualified and elected or until their death, resignation or removal. The number of directors presently authorized by the Company’s Articles of Association is not less than one or more than 12. The current number has been fixed by our directors at five.

Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of the nominees named below. The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

Information Concerning Nominees

Information concerning the nominees based on data provided by them is set forth below.

RICHARD PUI HON LAU. Mr. Lau, 66, has served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987 until February 2007, at which time he retired as Chief Executive Officer. Mr. Lau remains as Chairman of the Board.

CHIN PANG LI. Mr. Li, 65, has served the Company as a member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. He became Secretary of the Company in February 1995 and Chief Financial Officer in May 1995, a position which he held until March 31, 2006. As Executive Director of Manufacturing and Administration for Plastic Operations, Mr. Li is in charge of the manufacturing and administrative operations for the Company’s plastic products. Mr. Li received his Bachelor of Science degree from Chun Yan Institute College, Taiwan in 1967.

HUNG-HUM LEUNG. Mr. Leung, 65, has been a non-executive director of the Company and member of the Audit Committee since December 1999. Mr. Leung has over 25 years of experience in the manufacture of electronic products. Mr. Leung was the founder of Sharp Brave Holdings Ltd., a Hong Kong public company listed on the Hong Kong Stock Exchange, and from 1991 to 1995 served as the Chairman of Sharp Brave Holdings Ltd. Since 1995, Mr. Leung has been an independent consultant to the electronics industry. He received his Bachelor of Science degree in Physics from the National Taiwan University in 1971.

ALLEN YAU-NAM CHAM. Mr. Cham, 64, has been a non-executive director of the Company and member of the Audit Committee since August 2003. Mr. Cham has been the Managing Director and shareholder of Kwong Fat Hong (Securities) Limited since 1995. He has over 20 years of experience in the securities industry. He is a Certified General Accountant in Canada. He obtained his Bachelor of Science degree from St. Mary’s University, Halifax, Canada, Bachelor of Engineering (Electrical) degree from Nova Scotia Technical College, Halifax, Canada and Master of Business Administration degree from University of British Columbia, Canada.

WING-KI HUI. Mr. Hui, 65, has been a non-executive director of the Company and member of the Audit Committee since October 2004. Since 1995, he has been the Operations Director of Tomorrow International Holdings Limited, a company listed on the Hong Kong Stock Exchange engaged in manufacturing of consumer electronics and printed circuit boards. Prior to serving in this capacity, Mr. Hui was Executive Director of Sharp Brave International Holdings Limited from 1991 to 1995 and Director of Sharp Brave Electronics Co., Ltd. from 1984 to 1995. Mr. Hui possesses over 20 years of experience in the electronic manufacturing industry, and is a graduate of South East Electronic College in Hong Kong.

No family relationship exists among any of the named directors and nominees or the Company’s executive officers or key employees and no arrangement or understanding exists between any director or executive officer and any other persons pursuant to which any director or executive officer was elected as a director or appointed as an executive officer of the Company. The executive officers serve at the pleasure of the Board of Directors of the Company.

Compensation of Executive Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2011 to all directors and executive officers as a group for services in all service capacities was approximately $1,480,000, which excludes amounts paid by the Company or its subsidiaries as dividends for the year ended March 31, 2011 to directors and executive officers in their capacity as shareholders of the Company.

Compensation of Directors

Our policy is to pay directors who are not employees of the Company or any of its subsidiaries $2,000 per month for services as a director, and to reimburse directors for all reasonable expenses incurred in connection with their services as a director and member of Board committees.

Independence of Directors

The Board has determined that Messrs. Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui are each “independent” within the meaning of Rule 5605(a) (2) of the NASDAQ Marketplace Rules.

Audit Committee

The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company’s auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company’s independent accountants, consults on the adequacy of the Company’s internal controls and accounting procedures and reviews and approves financial statements and reports. Deswell’s audit committee consists of Messrs. Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui, each of whom is an independent director within the meaning of that term under The Nasdaq Stock Market Rules. Mr. Allen Yau-Nam Cham currently acts as the Chairman of the Audit Committee.

Deswell’s Board of Directors has determined that at least one person serving on the Audit Committee is an “audit committee financial expert” as defined under Item 16A(b) of Form 20-F promulgated by the SEC, which person is Mr. Allen Yau-Nam Cham.

Other Committees; Nasdaq Compliance

In August 2005, Deswell determined to disband and no longer have either a compensation committee or a nominating committee as the law of the British Virgin Islands, Deswell’s place of organization, and Deswell’s Memorandum and Articles of Association do not require it to have such committees. Moreover, the law of the British Virgin Islands does not require that the compensation of our Chief Executive Officer and other executive officers to be determined or recommended to the board by a majority of our independent directors or require that nominees for appointment as our directors be selected or recommended by a majority of our independent directors. Although such board practices or committees, consisting of independent directors as defined by NASDAQ’s Marketplace Rules, are required of U.S. domestic public companies with securities listed on The Nasdaq Stock Market, they are not required of foreign private issuers such as Deswell if such issuers follow their home country practice. In addition to not having a compensation committee or a nominating committee consisting of independent directors, Deswell also follows home country practice of not having nominees to its board selected or recommended by a majority of its independent directors; not having the compensation of its Chief Executive Officer and other executive officers determined or recommended to the board by a majority of our independent directors; and Deswell’s independent directors do not meet in executive session.

Certain Related Party Transactions

Deswell had no transactions of the kind specified in Item 7.B. of Form 20-F from April 1, 2010 through the Record Date.

Control of the Company

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of August 4, 2011, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each member of the Board of Directors and of Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Number of shares
	beneficially owned (1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Pui Hon Lau	1,716,045	(2)	10.4
Chin Pang Li	1,520,750	(3)	9.2
FMR LLC.	891,999	(4)	5.5
Franki Shing Fung Tse	101,000	(5)	*
Herman Wong Chi Wah	*		*
Hung-Hum Leung	—		—
Allen Yau-Nam Cham	—		—
Wing-Ki Hui	—		—

*	Less than 1%.
(1)	Based on 16,196,810 shares outstanding on August 4, 2011. However, in accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Consists of 1,421,045 shares held of record by Mr. Lau and options to purchase 295,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $10.41 per share, with terms expiring from September 30, 2013 to January 20, 2018.
(3)	Consists of 1,225,750 shares held of record by Mr. Li and options to purchase 295,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $10.41 per share, with terms expiring from September 30, 2013 to January 20, 2018.
(4)	Based on Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2011. This filing also included Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Low-Priced Stock Fund as reporting persons.
(5)	Consists of 71,000 shares held of record by Mr. Tse and options to purchase 30,000 shares granted to Mr. Tse under the Company’s stock option plans. Mr. Tse’s options are exercisable at a weighted average exercise price of $5.71 per share, with terms expiring on January 20, 2018.

PROPOSAL NO. 2

RATIFY SELECTION OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTANTS

The Board of Directors has selected BDO Limited as independent registered public accountants of the Company for the year ending March 31, 2012 and further directed that the Company submit the selection of its independent registered public accountants for ratification by shareholders at the Company’s annual meeting. BDO Limited has acted for the Company as independent registered public accountants since June 2003 and audited the Company’s financial statements at and for the years ended March 31, 2011, 2010 and 2009.

The Board of Directors recommends that the shareholders approve the selection of BDO Limited as independent registered public accountants of the Company for the fiscal year ending March 31, 2012. The affirmative vote of a majority of the shares of the Company present at the annual meeting in person or by proxy is required to approve the selection of BDO Limited as independent registered public accountants of the Company for the year ending March 31, 2012.

If the appointment of BDO Limited is not ratified, the Board of Directors will evaluate the basis for the shareholders’ vote when determining whether to continue the firm’s engagement, but may ultimately determine to continue the engagement or engage another audit firm without re-submitting the matter to shareholders. Even if the appointment is ratified, the Board of Directors, in its discretion, may act to engage a different independent auditing firm at any time during the year if the Board of Directors determines that such a change would be in the Company’s and its shareholders’ best interests.

The following table presents the aggregate fees for professional and other services rendered by the principal accountant to Deswell in the years ended March 31, 2010 and 2011.

	Year ended March 31,
	2010	2011
	(In thousands)
Audit fees(1)	$206	$198
Audit-related fees(2)	—	—
Tax fees(3)	—	3
All other fees(4)	—	—

	$206	$201

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.
(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.
(3)	Tax fees include fees billed for tax advice services.
(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided by BDO.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee’s policy is to pre-approve all audit and permissible non-audit related services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. Management will periodically report to the Audit Committee regarding the extent of services provided and the fees for the services performed by the independent auditors in accordance with this pre-approval policy. The Audit Committee may also pre-approve particular services on a case-by-case basis.

OTHER BUSINESS

The Board of Directors knows of no other business to be acted upon at the annual meeting. However, if any other matter shall properly come before the annual meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgment.

By order of the Board of Directors

Chin Pang Li
Secretary

Dated August 22, 2011

Macao, SAR, PRC

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals — The Board recommends a vote FOR all nominees listed and FOR Proposal 2.

1. Election of Five Directors as follows:	For	Withhold		For	Withhold		For	Withhold	+
01 - Richard Pui Hon Lau	☐	☐	02 - Chin Pang Li	☐	☐	03 - Hung-Hum Leung	☐	☐

04 - Allen Yau-Nam Cham	☐	☐	05 - Wing-Ki Hui	☐	☐

		For	Against	Abstain
2.	To ratify the selection of BDO Limited as the independent registered public accountants for the year ending March 31, 2012.	☐	☐	☐

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

▼  PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

Proxy — Deswell Industries, Inc.

Notice of 2011 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting

To be held on Thursday, September 22, 2011, 3:00 P. M. Local Time, at the

Four Seasons Hotel, The Sutton Room, 57 East 57th Street, New York City, New York 10022

Richard Pui Hon Lau, Franki Shing Fung Tse and Herman Chi Wah Wong, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of Deswell Industries, Inc. to be held on September 22, 2011 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR all nominees and FOR Proposal 2.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Electronic Voting Instructions

You can vote by Internet or telephone!

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Eastern Time, on September 22, 2011.

Vote by Internet • Log on to the internet and go to www.envisionreports.com/DSWL • Follow the steps outlined on the secured website.

Vote by telephone

•    Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.

•    Follow the instructions provided by the recorded message.

Annual Meeting Proxy Card

▼  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.   ▼

A	Proposals — The Board recommends a vote FOR all nominees listed and FOR Proposal 2.

1.	Election of Five Directors as follows:	For	Withhold				For	Withhold		For	Withhold	+
	01 - Richard Pui Hon Lau	☐	☐	02 - Chin Pang Li			☐	☐	03 - Hung-Hum Leung	☐	☐
	04 - Allen Yau-Nam Cham	☐	☐	05 - Wing-Ki Hui			☐	☐

				For	Against	Abstain
2.	To ratify the selection of BDO Limited as the independent registered public accountants for the year ending March 31, 2012.			☐	☐	☐

B	Non-Voting Items

Change of Address — Please print your new address below.	Comments — Please print your comments below.	Meeting Attendance
		Mark the box to the right if you plan to attend the Annual Meeting.	☐

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

2011 Annual Meeting Admission Ticket

2011 Annual Meeting of

Shareholders of Deswell Industries, Inc.

Thursday, September 22, 2011, 3:00 P. M. Local Time

Four Seasons Hotel

The Sutton Room

57 East 57th Street

New York City, New York 10022

Upon arrival, please present this admission ticket

and photo identification at the registration desk.

For a map and directions to the Four Seasons Hotel from LaGuardia Airport, Newark Liberty International Airport and JFK International Airport and from New England on Route 95-South, please view the hotel’s website at http://www.fourseasons.com/newyorkfs/directions_and_map/.

▼  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

Proxy — Deswell Industries, Inc.

Notice of 2011 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting

To be held on Thursday, September 22, 2011, 3:00 P. M. Local Time, at the

Four Seasons Hotel, The Sutton Room, 57 East 57th Street, New York City, New York 10022

Richard Pui Hon Lau, Franki Shing Fung Tse and Herman Chi Wah Wong, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of Deswell Industries, Inc. to be held on September 22, 2011 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR all nominees and FOR Proposal 2.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESWELL INDUSTRIES, INC.

Date August 22, 2011	By:	/s/ Herman Wong
Name: Herman Wong
Title: Chief Financial Officer